Elizabeth R. Hughes	(703) 760-1649	erhughes@venable.com
December 27, 2006
HAND DELIVERED
John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re: China Healthcare Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 8, 2006
File No. 333-135705
Dear Mr. Reynolds:
               We are in receipt of your letter dated December 21, 2006 providing comments on the referenced filing for China Healthcare Acquisition Corp. (the “Company”). The Company’s responses are set forth below and are keyed to the staff’s comment letter.
Cover Page
1.	Please specifically identify the “affiliate” of the company’s chairman who may purchase shares in the private placement. We may have further comment.
The affiliate who may purchase shares in the private placement will be an affiliate owned or controlled by the Company’s chairman. We will provide you with the name of the affiliate prior to the private placement of the shares.
The Offering, page 3
Liquidation if no business combination, page 7
2.	Please clarify here and throughout the document as appropriate the obligation of the company to bring a claim against the founders in the event that the founders failed to follow through on their indemnification obligation or otherwise took

Mr. John Reynolds
December 27, 2006

actions which may be viewed as giving shareholders a cause of action against such individuals. In particular, discuss how such matters would be dealt with under applicable Chinese law. Additionally, clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.
If the founders fail to follow through on their indemnification obligations or otherwise took action which may be viewed as giving shareholders a cause of action, the board of directors, in the exercise of its fiduciary duties under Delaware law, would be required to consider whether pursuit of these possible claims would be in the best interests of the shareholders. If the Board concluded pursuit of a claim was in the best interests of the shareholders, the board would be required to file an action against the founders. If the board concluded otherwise but shareholders disagreed, shareholders could pursue a derivative suit after demand of the board had been made and refused. In addition, shareholders could pursue claims against the board for breach of fiduciary duty. The agreements containing indemnification obligations are governed by Delaware law and would be decided either in a Delaware court applying Delaware law or in another state court applying Delaware law. We believe that jurisdiction regarding any such claims is in the United States, therefore, Chinese law would not be applicable. As requested, we have expanded and clarified the disclosure at pages 8 and 14.
Risk Factors, page 12
3.	Please add a risk factor discussing the going concern for China Healthcare.
As requested, a risk factor discussing the going concern for the Company has been added on page 12 of the prospectus.
Sources of Target Businesses, page 38
4.	Please discuss whether the company, or any of its officers, directors and shareholders, has had any discussions with affiliates of the officers, directors or shareholders of the company, regarding a possible business combination between the company and an entity in the PRC. If so, please discuss the nature of these discussions, including any possible targets and/or understandings between the company, or its officers, directors and shareholders, and the affiliates of the officers, directors and shareholders of the company regarding a possible business combination with the company and a business in the PRC.
In response to the staff’s comment, we supplementally inform you that none of the Company’s officers, directors or shareholders has had any discussions with affiliates of the officers, directors or shareholders of the Company regarding a possible business combination between the Company and an entity in the PRC.

Mr. John Reynolds
December 27, 2006

5.	Clarify whether you have formally or informally informed any entity that you are in registration with the understanding that they may commence searching for targets prior to the effectiveness of the registration statement. Clarify your policy regarding any opportunities that third parties may be aware of prior to the completion of the IPO. We may have further comment.
We have not formally or informally informed any entity that we are in registration with the understanding that they may commence searching for targets prior to the effectiveness of the registration statement. It is our policy not to discuss any opportunities with third parties until after the IPO is complete.
6.	Please discuss whether the company could enter into a business combination with a target business that an officer or director of the company was aware of from his or her search of target businesses in connection with such officer or directors’ affiliation with another blank check company.
None of the officers or directors of the Company has any affiliation with another blank check company.
Management, page 48
7.	Please supplementally discuss briefly the reasons for the changes to the biographical information. We note that the phrase “Trading Advisor and Commodity Pool Operator” remains in the biographical information for Jack Kang.
The management section has been revised to reflect updated or corrected information we have received since the initial filing and to remove information not required by Regulation S-K to shorten the section. We have deleted the phrase “ Trading Advisor and Commodity Pool Operator” from the biographical information for Jack Kang.
Exhibits
8.	Please file any remaining exhibits including the form of dealer’s certificate.
All remaining exhibits have been included in Amendment No. 4.

Mr. John Reynolds
December 27, 2006

               We trust that the foregoing is responsive to the staff’s comments. The Company wishes to proceed with its offering as promptly as possible. Consequently, we request that the staff review Amendment No. 4 as promptly as possible.
Very truly yours,
Elizabeth R. Hughes
cc: Alwin Tan
Scott Bass
Arthur Marcus, Esq.